TUNGRAY TECHNOLOGIES INC

June 5, 2023

Kyle Wiley

Staff Attorney

U.S Securities and Exchange Commission

100 F Street, NE

Washington, D.C., 20549

Re:	Tungray Technologies Inc Amendment No. 3 to Draft Registration Statement on Form F-1 Submitted May 19, 2023 File No. 333-270434

Dear Mr. Wiley:

This letter is in response to the letter dated May 25, 2023, from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) addressed Tungray Technologies Inc. (the “Company,” “we,” and “our”). For ease of reference, we have recited the Commission’s comments in this response and numbered them accordingly. The amendment to the Registration Statement on Form F-1 (the “Registration Statement”) is being filed to accompany this letter.

Amendment No. 3 to Registration Statement on Form F-1

Consolidated Statements of Cash Flows, page F-7

1.	We note your response to prior comment 1. Please clarify why you considered the settlement of the related party loan receivables that were presented as a reduction of shareholders’ equity pursuant to SAB Topic 4:G for the year ended December 31, 2021 as an investing activity. We also note that the Financing activities include distributions to owners, obtaining resources from owners as well as borrowing money and repaying amounts borrowed, or otherwise settling the obligation. Refer to ASC 230-10-45¬15 and ASC 230-10-20.

Response: The Company respectfully acknowledges the staff that the Company have revised the settlement of the related party loan receivables that were presented as a reduction of shareholders’ equity pursuant to SAB Topic 4:G for the year ended December 31, 2022 from investing activity to financing activity on page F-7, added a revision note under Note 2 on page F-20, and revised the Company’s management discussion and analysis of cash flows on page 93-94.

Due to the aforementioned error, the Company also takes into the consideration of ASC 250-10-50-7 through the revision in previously issued financial statements and Staff Accounting Bulletin (“SAB”) Topic 1.M/SAB 99 “Materiality.” “The omission or misstatement of an item in a financial report is material if, in the light of surrounding circumstances, the magnitude of the item is such that it is probable that the judgment of a reasonable person relying upon the report would have been changed or influenced by the inclusion or correction of the item.”

Quantitative Assessment of the Revision

The following table presents the assessment of the quantitative impact of the revision on the Company’s Consolidated Financial Statements.

Consolidated Balance Sheets	The revision has no impact on total assets, total liabilities and shareholders’ equity on the Balance Sheets as of December 31, 2022 and 2021
Consolidated Statements of Income and Comprehensive Income	The revision has no impact on any line item on the Statements of Income and Comprehensive Income for the years ended December 31, 2022 and 2021
Consolidated Statements of Changes in Shareholders’ Equity	The revision has no impact on the Statement of Changes in Shareholders’ Equity for the years ended December 31, 2022 and 2021
Consolidated Statements of Cash Flows	This revision had no effect on net change in cash, no changes in operating cash flows or the direction of net cash used in financing activities, but decreased the net cash provided by investing activities by $3,812,241 and increased the net cash used in financing activities by $3,812,241

Qualitative Assessment of the Revision

The Company also considered the qualitative impacts noted in SAB 99 as follows:

Whether the misstatement arises from an item capable of precise measurement or whether it arises from an estimate and, if so, the degree of imprecision inherent in the estimate?	The misstatement arises from an item capable of precise measurement
Whether the misstatement masks a change in earnings or other trends?	Yes. The misstatement only changes cashflow from investing activities to financing activities. However, this misstatement had no effect on net change in cash, no changes in operating cash flows or the direction of net cash used in financing activities. There was also no change in earnings or other trends.
Whether the misstatement hides a failure to meet analysts' consensus expectations for the enterprise?	No.
Whether the misstatement changes a loss into income or vice versa?	No.
Whether the misstatement concerns a segment or other portion of the registrant's business that has been identified as playing a significant role in the registrant's operations or profitability?	No.
Whether the misstatement affects the registrant's compliance with regulatory requirements?	No.
Whether the misstatement affects the registrant's compliance with loan covenants or other contractual requirements?	No.
Whether the misstatement has the effect of increasing management's compensation – for example, by satisfying requirements for the award of bonuses or other forms of incentive compensation?	No.
Whether the misstatement involves concealment of an unlawful transaction?	No.

In addition to the quantitative and qualitative assessments of the revision in SAB 99, the Company believes the revision is immaterial because:

1)	the settlement of the related party loan receivables in the amount of $3,812,241 is disclosed in the Statements of Changes in Shareholder’s Equity and is never omitted;

2)	the revision does not have any effect on revenues, retained earnings, equity, total assets or current assets, total liabilities or current liabilities, total cash flows and operating cash flows, in the consolidated financial statements of financial position or any per share amounts affected for each year presented;

3)	the Registration Statement is not yet effective and has not been presented to any potential investors;

4)	the revision is not meaningful to an investor's decision and it would not have changed or influenced his/her decision by the inclusion or correction of the item; and
5)	although this revision decreased the net cash provided by investing activities by $3,812,241 and increased the net cash used in financing activities by $3,812,241, we do not expect investors will make their investment decision purely relying on investing and financing activities only. In addition, because this revision has no impact on the total changes in cash flows and no impact on total operating cash flows, we believe it will not significantly impact their investment decision.

Based on the foregoing analysis, the Company believes that the judgement of a reasonable person replying upon the previously filed consolidated financial statements would not have been changed or influenced by the revision relating to the settlement of the related party loan receivables and the impact of this error is not material to the Company’s previously issued 2022 and 2021 consolidated financial statements.

[Signature Page Follows]

Kyle Wiley

Staff Attorney

June 5, 2023

We appreciate the assistance the Staff has provided with its comments. If you have any questions, please do not hesitate to call our counsel, Anna Jinhua Wang, of Robinson & Cole, at (212) 451-2908.

By:	/s/ Wanjun Yao
Wanjun Yao
Chief Executive Officer

Anna Jinhua Wang, Esq.
Robinson & Cole LLP

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